Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

		State of	Percent
Name of Subsidiary		Incorporation	Owned
1)	GlasCraft, Inc.	Indiana	100%
2)	Cohesant Materials Inc. f/n/a	Oklahoma	100%
Raven Lining Systems, Inc.
3)	American Chemical Company	Missouri	100%
4)	CIPAR Services Inc. (1)	Delaware	100%
	D/B/A CuraFlo PNW
	D/B/A CuraFlo Midwest
	D/B/A CuraFlo Silicon Valley
5)	CIPAR Inc.	Delaware	100%
	D/B/A Raven Lining Systems
	D/B/A CuraFlo
6)	CuraFlo of British Columbia Ltd.	British Columbia	100%
7)	Cohesant Infrastructure Protection and Renewal of Canada Ltd.	Canada	100%
8)	CuraFlo Spincast Services Inc.(1)	Delaware	100%
9)	CIPAR Franchising Inc.(1)	Delaware	100%

(1)	A wholly owned subsidiary of CIPAR Inc.